Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 10, 2025
VIA EDGAR TRANSMISSION
Alison White
Jeffrey W. Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Ms. White and Mr. Long:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to the Registration Statement on Form N-14 for the Fund filed December 12, 2024 (SEC Accession No. 0000894189-24-007234) (the "N-14"). The N-14 relates to a forthcoming reorganization of the Target Funds, each a series of the ALPS Series Trust, into the Hood River International Opportunity Fund (the "Acquiring Fund"), a series of the Trust (the "Reorganizations"). Capitalized terms used without definition have the meanings provided in the N-14.
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.Regarding the letter to shareholders, the third paragraph states, "In contrast, the Reorganizations are not expected to result in recognition of gain or loss by the Target Funds or their shareholders for federal income tax purposes." With respect to this statement, please consider the costs due to repositioning discussed on pages 34 and 35. Please advise or revise accordingly (i.e., will those costs be borne by shareholders in the Target Funds?).
Response:    The Trust responds by adding the following disclosure:
"As discussed in the enclosed Proxy Statement/Prospectus, the Target Funds may bear transaction costs associated with the repositioning of each Target Fund’s portfolio; however, Seven Canyons does not expect the Target Funds or their shareholders to experience any capital gains in connection with such repositioning.”
Comment 2.Please disclose in the letter and throughout that expenses both before and after fee waivers will ultimately increase for shareholders of the Target Funds due to the fact the Acquiring Fund fee waivers are only in effect through November 30, 2025.
Response:    The Trust responds supplementally by noting that the MDP Board has approved an extension of the term of the expense limitation agreement applicable to the Acquiring Fund through January 31, 2026. The Trust further responds by adding the following disclosure to the shareholder letter and comparable disclosure to the Proxy Statement/Prospectus where applicable:
“Under the terms of the current expense limitation agreement applicable to the Acquiring Fund, the expenses payable by shareholders of the Seven Canyons World Innovators Fund are expected to go down in connection with its Reorganization, while the expenses payable by shareholders of the Seven Canyons Strategic Global Fund are expected to go up slightly in connection with its Reorganization. The expense limitation agreement in place for the Acquiring Fund renews automatically for additional one year periods unless terminated by the MDP Board of Trustees or with the consent of the Board. If the expense limitation agreement applicable to the Target Funds or the expense limitation agreement applicable to the Acquiring Fund were to terminate, the expenses payable by shareholders would increase as disclosed in the enclosed Proxy Statement/Prospectus."

Comment 3.In the Proposal on page 1, please state here (as stated on pages 34 and 35) that i) a majority of the securities held by each Target Fund will be disposed of in connection with the Reorganizations to align the securities portfolio of each Target Fund with the securities portfolio of the Acquiring Fund, and ii) that any realignment could result in additional portfolio transaction costs to the Target Funds and increased taxable distributions to shareholders of the Target Funds.
Response:    The Trust has added the following disclosure on page 1 of the Proxy Statement/Prospectus.
“As discussed below under “Comparison of Management, Management Fees, Sales Loads and Expenses Limitation Agreements of the Target Funds and Acquiring Fund,” a majority of the securities held by each Target Fund will be disposed of in connection with the Reorganizations to align the securities portfolio of each Target Fund with the securities portfolio of the Acquiring Fund. The Target Funds may bear transaction costs associated with the repositioning of each Target Fund’s portfolio; however, Seven Canyons does not expect the Target Funds or their shareholders to experience any capital gains in connection with such repositioning.”
Comment 4.Regarding the fourth bullet of the Proposal beginning on page 1 that states "The Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement are expected to decrease . . . " please clarify that these expenses are scheduled to increase after November 30, 2025, when the current fee waiver expires.
Response:    The Trust responds by adding the following disclosure:
“The expense limitation agreement in place for the Acquiring Fund is currently in place through January 31, 2026 and renews automatically for additional one year periods unless terminated by the MDP Board of Trustees (the “MDP Board”) or with the consent of the MDP Board. If the expense limitation agreement applicable to the Target Funds or the expense limitation agreement applicable to the Acquiring Fund were to terminate, the expenses paid by shareholders of the Funds would increase. No such terminations are anticipated."
Comment 5.In the "Reasons for the Reorganization" on page 2 of the Proxy Statement/Prospectus, please disclose how Seven Canyons and Hood River identified each other (and the Funds) as potential merger partners and any other pertinent information leading up to the proposed Reorganizations. Additionally, please provide more information about the Target Funds' asset levels that motivated the Reorganizations (i.e. were they declining or not increasing?).
Response:    The Trust responds by adding the following disclosure under “Reasons for the Reorganization on page 2:
“In early 2024, Hood River began a search to identify peer funds with similar investment objectives to the Acquiring Fund that could be candidates for a merger. Hood River evaluated peer funds with comparable investment strategies and asset levels that would allow both the Acquiring Fund and the merger candidate to benefit from the scale of any merger. Through this search process, the Target Funds were identified as potential merger candidates and Hood River contacted Seven Canyons to discuss interest."
Comment 6.Regarding the "Principal Investment Strategies" table on page 6, the second full paragraph for the Acquiring Fund states that "The Fund is expected to maintain a portfolio of approximately 80-85 stocks..." Why does it say "expected" if the Fund has been in operation since 2021? Please advise or revise. Additionally, please explain what is meant by "Idiosyncratic risk" in this paragraph.
Response:    The Trust notes supplementally that while the Acquiring Fund expects to maintain a portfolio in the range of 80-85 stocks, the Acquiring Fund's portfolio may go above or below this range if, based on market conditions, Hood River believes there are greater or fewer opportunities available in the Acquiring Fund's investment universe.
The Trust also notes that "idiosyncratic risk" indicates a risk that affects a single market or industry.

Comment 7.Regarding "Comparison of Principal Risks of Investing in the Funds" beginning on page 7, the second sentence of the preamble states "However, the risks differ in that the Acquiring Fund primarily invests in the equity securities of small-cap companies, whereas the Target Funds may invest in the equity securities of companies of any market capitalization." With respect to this statement, it does appear that there are a number of other differences. Please summarize all material differences in the preamble.
Response:    The Trust responds by adding the following disclosure:
"Other differences include the Acquiring Fund's adoption of stand-alone risks with respect to Cybersecurity Risk, Depositary Receipts Risk, Foreign Currency Risk, Forward Contracts Risk, Geographic Investment Risk, Hedging Transactions Risk, Industrial Sector Risk, IPO Risk, Liquidity Risk, Management Risk, Operational Risk, Preferred Securities Risk, REIT Investment Risk, Risks Relating to Investing in Europe, India, and Japan, and Valuation Risk; the adoption of Early Stage Company Risk by Seven Canyons World Innovators Fund; and the adoption of Micro-Cap Company Stock Risk by Seven Canyons Strategic Global Fund."
Comment 8.Regarding the "Average Annual Total Returns" table for the Seven Canyons Strategic Global Fund on page 37, please advise supplementally why a bond index has been included as a secondary benchmark.
Response:    The Trust responds by removing the bond index as a secondary benchmark.
Comment 9.Regarding "The Funds’ Fees and Expenses" beginning on page 40, please show this information prior to the performance since performance is not required by Form N-14.
Response:    The Trust has moved the disclosure as requested.
Comment 10.Regarding "The Funds’ Fees and Expenses" table beginning on page 41, please remove the fee waiver for the Acquiring Fund. Since it does not extend one year beyond the date of the prospectus, it may not be reflected in the table.
Response:    The Trust notes that as indicated in the response to Comment No. 2, above, the expense limitation agreement applicable to the Acquiring Fund has been extended through January 31, 2026. The Trust has revised the third sentence in the fifth footnote to the table as follows:
"The waivers and reimbursements will remain in effect through January 31, 2026 unless terminated sooner by mutual agreement of the MDP Board and Hood River."
Comment 11.Regarding the paragraph on page 45 that states "The Target Funds have not adopted a Shareholder Servicing Plan. The AST Board has authorized the payment of delegated transfer agent equivalent services (“DTAES”) fees by each Target Fund," please disclose the current and maximum DTAES fees.
Response:    The Trust responds by adding the following disclosure:
"The DTAES fees charged for the Seven Canyons World Innovators Fund for the fiscal year ended September 30, 2024 was 9.84 basis points and 4.37 basis points for the Investor and Institutional Classes, respectively. The authorization for the Institutional Class ceased effective February 1, 2024. The DTAES fees charged for the Seven Canyons Strategic Global Fund for the fiscal year ended September 30, 2024 was 7.44 basis points. The maximum DTAES fees that could be charged by each Target Fund, for each applicable class, is 18 basis points."
Comment 12.Regarding "Comparison of Purchase and Redemption Procedures" beginning on page 46, please highlight any material differences in purchase and redemption procedures up front.
Response:    The Trust believes the disclosure provided is sufficient and respectfully declines to add the suggested disclosure.

Comment 13.Regarding the sixth full paragraph on page 47 beginning with "With respect to the Acquiring Fund...," the term Transfer Agent in the second sentence is capitalized but not defined. Please define or remove capitalization.
Response:    The Trust has removed the capitalization as requested.
Comment 14.The last paragraph on page 48 beginning with "Summary of the Material U.S. Federal Income Tax Consequences of the Reorganization," states that "the holding period of the shares of the Acquiring Fund that are received in connection with the Reorganization will include the period during which the shares of a Target Fund to be constructively surrendered in exchange therefore were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange." Please clarify why you have this qualification (i.e. how else could the shares be held?).
Response:    The Trust responds supplementally that the qualification noted by the Staff is included because, under the Internal Revenue Code of 1986, as amended (the “Code”), the referenced language regarding the holding period is applicable to shareholders who hold shares of a Target Fund for investment purposes. If there were shareholders of a Target Fund who held shares for other than investment purposes, such as a dealer that held shares solely with the intent to sell such shares, different provisions of the Code would apply. The Trust is not aware of any shareholders who hold shares of the Target Fund for other than investment purposes.
Comment 15.Regarding "Description of the Securities to be Issued; Rights of Shareholders" beginning on page 59, if there are any material differences, please disclose them up front.
Response:    The Trust believes the disclosure provided is sufficient and respectfully declines to add the suggested disclosure.
Comment 16.Regarding "Other Fund Service Providers" on page 62, please disclose the service providers for the Acquiring Fund.
Response:    The Trust responds by adding the following disclosure:
"The Acquiring Fund uses the services of USB as its transfer agent, administrator and fund accountant."
Comment 17.Regarding "AVAILABLE INFORMATION" on page 63, please remove the last 2 sentences of the paragraph concerning the SEC's Public Reference Branch.
Response:    The Trust has removed the disclosure as requested.
Comment 18.The last paragraph on page 34 states that "A majority of the securities held by each Target Fund will be disposed of in connection with the Reorganizations to align the securities portfolio of each Target Fund with the securities portfolio of the Acquiring Fund." Please confirm supplementally that these are not forced sales (i.e. the securities do not need to be sold to meet the investment guidelines of the Acquiring Fund). If they are forced sales, please add additional disclosure as required by SX 6-11.
Response:    The Trust confirms supplementally that these are not forced sales.
Comment 19.Please confirm that the performance tables beginning on page 37 will be updated prior to filing.
Response:    The Trust confirms that the performance tables will be updated prior to filing.
Comment 20.Regarding the Fees and Expenses table on page 41, please add the applicable footnote indicating that the mergers of the Target Funds are not contingent on one another and that the total expenses of the Acquiring Fund will remain the same regardless of whether the merger of both Target Funds are approved.
Response:    The Trust responds by adding the following footnote:

"The Reorganizations are not contingent on each other and total expenses of the Acquiring Fund after the fee waiver will remain the same regardless of whether or not shareholders of both Target Funds approve the Reorganizations."
Comment 21.As the Target Funds currently have expense waivers and recoupment provisions, please confirm that none of the potential recoupment amounts will carry over to the Acquiring Fund for recoupment.
Response:    The Trust confirms that none of the potential recoupment amounts of the Target Funds will carry over to the Acquiring Fund for recoupment.
Comment 22.As footnote (5) of the Fees and Expenses table notes that the fee waivers of the Acquiring Fund will remain in effect through November 30, 2025, please note that these waivers will need to be extended at least 12 months in order to be reflected in the fee table.
Response:    The Trust has revised the third sentence in the fifth footnote to the table as follows:
"The waivers and reimbursements will remain in effect through at least January 31, 2026 unless terminated sooner by mutual agreement of the MDP Board and Hood River."

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp
Amber C. Kopp
Secretary